IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 - 4464 Markham Street

Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 9, 2023

AND

INFORMATION CIRCULAR

October 16, 2023

IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 - 4464 Markham Street, Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of ImmunoPrecise Antibodies Ltd. (the "Company") will be held via live webcast at https://meetnow.global/MXV4AUH on Thursday, November 9, 2023, at 10 a.m. (PST) for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2023, together with the auditors' report thereon;

2. to set the number of directors at five persons;

3. to elect Jennifer L. Bath, Chris Buyse, Mitch Levine, Barry A. Springer and Dirk Witters as directors of the Company for the ensuing year;

4. to reappoint Grant Thornton LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

5. to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

Registered shareholders and duly appointed proxyholders can attend the meeting by logging onto https://meetnow.global/MXV4AUH. Following the instructions set forth in the accompanying Management Information Circular under the heading entitled "Voting of Proxies", shareholders will be able to attend the Meeting live, participate, submit questions and vote their shares while the Meeting is being held.

The Company's board of directors requests that all registered shareholders who will not be attending the Meeting read, date, and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada ("Computershare").  If a registered shareholder does not deliver a proxy to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Unit, by fax at 1-866-249-7775 (in North America) or 1-416-263-9524 (outside North America), or by internet at www.investorvote.com by 10 a.m. (PST) on Tuesday, November 7, 2023 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on October 3, 2023, will be entitled to vote at the Meeting.

If you are a non-registered shareholder of the Company, please complete and return the materials in accordance with the instructions set forth in the accompanying Information Circular.

An Information Circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 16th day of October 2023.

ON BEHALF OF THE BOARD OF

IMMUNOPRECISE ANTIBODIES LTD.

"Jennifer L. Bath"

Jennifer L. Bath

President and Chief Executive Officer, and Director

IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 - 4464 Markham Street,

Victoria, BC V8Z 7X8

INFORMATION CIRCULAR

October 16, 2023

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the "Notice") and is furnished to shareholders holding common shares (the "Common Shares") in the capital of ImmunoPrecise Antibodies Ltd. (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held via live webcast at https://meetnow.global/MXV4AUH on Thursday, November 9, 2023 at 10 a.m. (PST), or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is October 16, 2023, and unless stated otherwise, all information is provided as of that date. Unless otherwise stated, all amounts herein are in Canadian dollars.

MANAGEMENT SOLICITATION OF PROXIES

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made, without special compensation, by the directors, officers, and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining their principal's authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold Common Shares in their respective names to furnish this proxy material to their customers, and the Company may reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The Company will bear the cost of the solicitation.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting or at any adjournment or postponement thereof. A shareholder is entitled to one vote for each Common Share that such shareholder holds on the record date of October 3, 2023, on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting or at any adjournment or postponement thereof.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Computershare Trust Company of Canada ("Computershare") at their offices located at 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Unit, by fax at 1-866-249-7775 (in North America) or 1-416-263-9524 (outside North America), or by internet at www.investorvote.com no later than forty-eight hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder's attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their form of proxy prior to registering the proxyholder to participate in the live webcast. Registering a proxyholder to participate in the live webcast is an additional step once the shareholder has submitted their form of proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an invite code (the "Invite Code") to participate in the Meeting.

To register a proxyholder, shareholders must visit https://www.computershare.com/ImmunoPrecise by November 7, 2023, 10 a.m. (PST) and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with an invite code by email.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code. See below under the heading entitled "How to Attend the Meeting" for further details.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder's attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

VOTING OF PROXIES

Manner of Voting by Proxy

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum but will not be counted as affirmative or negative on the matter to be voted upon.

How to Attend the Meeting

Registered shareholders and duly appointed proxyholders can attend the Meeting online by logging in at https://meetnow.global/MXV4AUH, clicking "Shareholder" and entering a control number or an Invite Code before the start of the Meeting.

  Registered Shareholders: the 15-digit control number is located on the form of proxy or in the email notification you received.
  Duly appointed proxyholders: Computershare will provide the proxyholder with an Invite Code by email after the voting deadline has passed.

Voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders.

Non-Registered Shareholders who have not appointed themselves as proxyholders to participate and vote at the meeting may login as a guest, by clicking on "Guest" and complete the online form; however, they will not be able to vote or submit questions.

The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser). We encourage you to access the meeting prior to the start time. It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

United States Beneficial Shareholders: To attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your broker or bank included with the proxy materials or contact your broker or bank to request a legal form of proxy. After first obtaining a valid legal Proxy from your broker, bank or other agent, you must submit a copy of your legal proxy to Computershare in order to register to attend the meeting. Requests for registration should be sent:

By mail to: COMPUTERSHARE

100 UNIVERSITY AVENUE, 8TH FLOOR

TORONTO, ON M5J 2Y1

By email at: USLegalProxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than November 7, 2023, 10 a.m. (PST). You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the meeting and vote your shares at https://meetnow.global/MXV4AUH during the meeting. Please note that you are required to register your appointment at www.computershare.com/ImmunoPrecise, before November 7, 2023, 10 a.m. (PST).

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., being the registration name for The Canadian Depository for Securities Limited (which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede & Co., as nominee for the Depository Trust Company (which acts as a brokerage depository for many U.S. firms and custodial banks). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory polices require intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or "NOBOs") or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or "OBOs").

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company, or its agent, will send the Notice, this Information Circular and a request for voting instructions (a "VIF"), instead of a proxy (the Notice, Information Circular and VIF or proxy are collectively referred to as the "Meeting Materials") directly to the NOBOs. The Company does not intend to send the Meeting Materials directly to OBOs and does not intend to pay for intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless their intermediary assumes the costs of delivery.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the intermediary (or other registered shareholder) how to vote the Beneficial Shareholder's Common Shares on the Beneficial Shareholder's behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions in Canada and Broadridge Financial Services Inc. in the United States (collectively "Broadridge").  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Common Shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote Common Shares directly at the Meeting.  Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder will need to write their name (or their nominee's name) in the space provided in the VIF and return it in accordance with the instructions in the VIF.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must arrange for its intermediary to revoke its VIF on its behalf in accordance with the timing requirements of such intermediary.

These Meeting Materials are being sent to both registered shareholders and Beneficial Shareholders.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company is not aware of any director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 25,050,260 Common Shares are issued and outstanding as of October 3, 2023. Persons who are registered shareholders at the close of business on October 3, 2023, will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held.  The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares.

PRESENTATION OF THE FINANCIAL STATEMENTS

The Company's audited consolidated financial statements for the fiscal year ended April 30, 2023, including the related management's discussion and analysis and auditors report will be presented to shareholders at the Meeting. No vote will be taken with respect to the audited annual financial statements and receipt of the audited annual financial statements will not constitute approval or disapproval of any matters referred to therein. These documents are available under the Company's profile on SEDAR+ at http://www.sedarplus.ca, the Company's website at www.ipatherapeutics.com, and copies may be obtained from the Company upon request.

NUMBER OF DIRECTORS

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at five (the "Board Size Resolution"). To be effective, the Board Size Resolution must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.  Management recommends that shareholders vote for the Board Size Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted for the Board Size Resolution.

ELECTION OF DIRECTORS

The board of directors of the Company (the "Board") currently consists of seven members. Upon adoption of the Board Size Resolution, the Board shall consist of five members. At the Meeting, the five persons named hereunder will be proposed for election as directors of the Company until the next annual general meeting or until their successors are duly elected or appointed in accordance with the Company's Articles of Incorporation (the "Articles") or until such director's earlier death, resignation, or removal, subject to the power of the Board to appoint additional directors between annual meetings.

Information concerning such persons, all of whom, with the exception of Mitch Levine, are presently members of the Company's Board, was furnished by the individual nominees as of October 16, 2023 as follows:

Name, Jurisdiction of Residence and Position	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Periods During which Nominee has Served as a Director and/or Officer	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Dr. Jennifer L. Bath Iowa, U.S.A. Chief Executive Officer, President and Director	Chief Executive Officer ("CEO"), President of the Company; Global Director of Aldevron, LLC from July 2015 to February 2018, a company that provides plasmid deoxyribonucleic acid (DNA), messenger ribonucleic acid (mRNA), and recombinant proteins for biopharma clients.	CEO and President since February 2018, and Director since May 2018	201,818
Chris Buyse (2) (3) Oostduinkerke, Belgium Director
  Since January 2017: Board member and Chairman of the Audit Committee of Inventiva SA, the securities of which are listed on Euronext Paris and Nasdaq.
  Since December 2020: Board member and member of the Audit Committee of Hyloris Pharmaceuticals SA, a company listed on Euronext Brussels.
  Since July 2014: Co-founder and board member of FUND+ NV/SA, a private fund, investing in companies in the life sciences sector with a European focus.
		Director since September 2023	Nil
Mitch Levine California, U.S.A. Director	Since November 2022: CEO of SmartHealth Dx. From 2017 to 2022: Chief Financial Officer of Oncocyte Corporation, a molecular diagnostic company.	-	Nil
Barry A. Springer (3) Denver, U.S.A. Director
  Since May 2021: Principal at Springer Bio-Tech Consulting, LLC.
  From 2011 until Mr. Springer's retirement in 2020: Vice President of Janssen Pharmaceuticals BioTherapeutic Strategy, Technology, Operations and External Innovation.
		Director since September 2023	Nil

Name, Jurisdiction of Residence and Position	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Periods During which Nominee has Served as a Director and/or Officer	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Dirk Witters (2) (3) Beveren, Belgium Director
  Since 2019: Founder of Conanti Consult BV, an advisory boutique.
  From July 2019 to March 2020: Advisor to the founder of New Rhein Healthcare Investors, a private equity investment firm.
  From December 2018 to June 2019: Director Program Management Office, Sustainable Finance for KBC Group.
  From June 2020 to April 2022: President of the board of BioStrand BV.
		Director since September 2023	Nil

Notes:

(1) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as of October 16, 2023, based upon information furnished to the Company by the individual directors.

(2) Member of the Audit and Risk Committee.

(3) Member of the Remuneration and Nomination Committee.

All nominees were elected to their present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated to shareholders a management information circular, with the exception of Chris Buyse, Mitch Levine, Barry A. Springer and Dirk Witters. Further background information with respect to Chris Buyse, Mitch Levine, Barry A. Springer and Dirk Witters is set forth below.

Chris Buyse

Mr. Buyse is currently a board member and chairman of the audit committee of Inventiva SA, a dual-listed company on Euronext Paris and Nasdaq since January 2017, and a board member and member of the audit committee of Hyloris Pharmaceuticals SA a company listed on Euronext Brussels since December 2020. Mr. Buyse has extensive experience in capital raising endeavours having co-founded FUND+ NV/SA in July 2014, a private fund, investing in companies in the life sciences sector with a European focus, where he is currently a board member. Prior to these roles, Mr. Buyse was a member of the board and chair of the audit committee of Celyad Oncology SA (listed on the Euronext and Nasdaq) from January 2008 until December 2022. Mr. Buyse was also a board member of eyeDPharma SA and of cellaïon SA, both from March 2019 to June 2023.

Mitch Levine

Mr. Levine joined SmartHealth Dx in November 2022 as CEO. He has orchestrated mission-critical financial strategies to enhance corporate value and strengthen operating performance for public and private companies in the life sciences industry. From 2017 to 2022, he led Oncocyte Corporation, a molecular diagnostic company, as their Chief Financial Officer. He oversaw corporate growth from eight to more than 120 employees; conducted ten capital raises, brought the company to fully-funded status; built the shareholder base from one institutional investor to more than fifty; negotiated and integrated three acquisitions; and secured the most significant licensing deal in company history with one of the largest and fastest-growing diagnostic laboratories in China. From 2000 to 2017, Mr. Levine was Founder and Managing Member of Enable Capital Management, LLC, whose underlying investment vehicle, Enable Growth Partners, LP, was one of the largest funds providing growth capital to small and mid-sized public and private companies.

Barry A. Springer

Since May 2021, Mr. Springer is the principal at Springer Bio-Tech Consulting, LLC. Prior to that, Mr. Springer was Vice President of Janssen Pharmaceuticals BioTherapeutic Strategy, Technology, Operations and External Innovation from 2011 until his retirement in 2020.

Dirk Witters

Mr. Witters founded Conanti Consult BV in 2019, an advisory boutique, where he, among other things, advises on the execution of acquisitions and capital raising assignments. Prior to that, Mr. Witters also served as an advisor to the founder of New Rhein Healthcare Investors, a private equity investment firm from July 2019 to March 2020. In addition, Mr. Witters was the Director Program Management Office, Sustainable Finance for KBC Group from December 2018 to June 2019; and the president of the board of directors of BioStrand BV from June 2020 to April 2022.

Management recommends that shareholders vote FOR the election of each of the nominees listed above as directors of the Company until the next annual general meeting. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted FOR the election of the nominees listed in the form of proxy.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

To the knowledge of management of the Company, no proposed director of the Company, is or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer, chief financial officer of any company that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this Information Circular, an "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to an exemption under securities legislation, and such order was in effect for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of management of the Company, no proposed director is, or has been within the ten years preceding the date of this Information Circular:

(a)  a director or an executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency; or

(b)  become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Penalties or Sanctions

No proposed director has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

STATEMENT OF EXECUTIVE COMPENSATION

General

The following information, dated as of October 16, 2023, is provided pursuant to Section 11.6 of National Instrument 51‐102 - Continuous Disclosure Obligations under Canadian securities law.

For the purpose of this section:

"NEO" or "named executive officer" means each of the following individuals:

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer ("CEO"), including an individual performing functions similar to a CEO;

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer ("CFO"), including an individual performing functions similar to a CFO;

(c) in respect of the Company and its subsidiaries, each of the three most highly compensated executive officers, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than $150,000;

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

Based on the foregoing definition, during the financial year ended April 30, 2023, the Company had six named officers ("NEOs"), namely:

(i) Dr. Jennifer L. Bath, who has been CEO and President since February 21, 2018;

(ii) Brad McConn, who was the Vice President of Finance from January 17, 2022, until August 5, 2022, and the CFO from August 6, 2022 to September 29, 2023;

(iii) Dr. Ilse Roodink, who has been the Chief Scientific Officer since July 1, 2021;

(iv) Dr. Barry Duplantis, who has been Vice President of Client Relations since July 9, 2021;

(v) Kari Graber, who has been Vice President of Commercial Services since November 1, 2021, and has worked for the Company since May 1, 2018;

(vi) Lisa Helbling, who was CFO from January 11, 2019 until August 5, 2022.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Company's executive compensation program is administered by the Board through the Remuneration and Nomination Committee. The primary objectives of the executive compensation program include:

  Attracting and retaining high-quality senior executives,
  aligning executive compensation with long-term success of the Company, and providing compensation that is competitive with that of comparable companies.

Compensation Elements

The Company's executive compensation program consists of three elements, detailed below:

Compensation Element	Purpose
Base salary	The Company provides a base salary to each NEO to attract and retain key employees and provide a cash payment to executives not tied to performance objectives or Common Share return. Base salary is determined and reviewed annually by the Remuneration and Nomination Committee.
Short-term cash incentives	The Company provides cash incentive payments based on the financial performance of the Company and the individual performance of executives. The target incentive for the CEO is 100% of base salary with USD200,000 of that total guaranteed, while other NEOs range from 30% to 50% of base salary.
Stock option plan	The Company provides stock option awards to align executive compensation with the long-term success of the Company.

Base salary is reviewed annually by the Remuneration and Nomination Committee. During the fiscal year ended April 30, 2023, the Remuneration and Nomination Committee engaged Arnosti Consulting to complete a benchmarking analysis of the Company's executive compensation program. The services of Arnosti Consulting were initially retained in 2021. The goal was to benchmark and provide recommendations for executive cash and equity compensation components. A total of 24 publicly traded peer companies of similar focus and market capitalization were included to complete the study. The benchmark group contained the following companies:

Compensation Benchmark Companies
Absci Corporation	Cue Biopharma, Inc.	Lantern Pharma, Inc.
Alpine Immune Sciences, Inc.	CymaBay Therapeutics, Inc.	MEI Pharma, Inc.
AnaptysBio, Inc.	CytomX Therapeutics, Inc.	Pieris Pharmaceuticals, Inc.
Assembly Biosciences, Inc.	DURECT Corporation	Selecta Biosciences, Inc.
Athersys, Inc.	F-star Therapeutics, Inc.	Sutro Biopharma, Inc.
Catalyst Bioscience, Inc.	Harpoon Therapeutics, Inc.	Scholar Rock Holding Corp.
CorMedix Inc.	Infinity Pharmaceuticals, Inc.	Solid Biosciences Inc.
Calithera Biosciences, Inc.	Jounce Therapeutics, Inc.	XBiotech Inc.

As a result of the study, the compensation of each NEO was adjusted effective September 15, 2022, to ensure competitive compensation as compared to the benchmark group.

The following table sets forth the fees billed to the Company by Arnosti Consulting for the financial years ended April 30, 2022 and 2023:

Fee Category	Year Ended April 30, 2023 ($)	Year Ended April 30, 2022 ($)
Executive Compensation-Related Fees	7,610	10,672
All Other Fees	-	-
Total	7,610	10,672

Short-term cash incentives are based on the financial performance of the Company and the achievement of individual performance objectives by each NEO. The Board reviews the Company's performance against these targets annually and determines the NEO's short-term incentive payment. Performance targets during the fiscal year ended April 30, 2023 are detailed below:

Performance Objective	Weight	Achievement
Exceeded targeted revenue metric during the fiscal year ended April 30, 2023.	60%	The Company achieved 98% of its revenue target, and 98% of the objective was earned.
Achievement of individual performance goals.	40%	NEO individual performance achievement ranged from 69% to 95%.

The Board periodically awards stock options to NEOs under the Company's Stock Option Plan to align executive compensation with the long-term success of the Company. The amount and terms of outstanding options held by an executive are considered when determining whether and how new option grants should be made to the executive. The exercise periods are set at the date of grant.

Performance Graph

On April 30, 2023, the closing price of the Company's Common Shares on the Nasdaq Global Market exchange was $2.57. The following graph shows the cumulative return of $100 invested in the Company's common shares on May 1, 2018, to the total return of the Nasdaq Composite index.

Compensation paid to executives does not directly correlate with the above performance graph. The Company's compensation philosophy is detailed under the heading "Compensation Philosophy and Objectives" above and is not based on short-term performance of the Company's Common Shares.

Summary Compensation Table

The following table provides a summary of the compensation paid by the Company to each NEO of the Company for the financial years ended April 30, 2023, 2022, and 2021. All cash payments in the table below are made in U.S. dollars except for Dr. Roodink's and Dr. Duplantis', which are made in Euros and Canadian dollars, respectively. All amounts listed are in Canadian dollars, translated using the average daily exchange rate on the last day of the period provided by the Bank of Canada. The average daily exchange rates on the relevant date as reported by the Bank of Canada are:

Bank of Canada USD/CAD Average Daily Exchange Rate
April 30, 2023	1.3578
April 30, 2022	1.2792
April 30, 2021	1.2285

Bank of Canada EUR/CAD Average Daily Exchange Rate
April 30, 2023	1.4959
April 30, 2022	1.3492
April 30, 2021	1.4798

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation(1) ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Dr. Jennifer L. Bath(2) CEO, President, and Director	2023	713,558	-	1,069,310	678,031	-	-	-	2,460,899
	2022	648,659	-	594,711	613,112	-	-	-	1,856,482
	2021	502,761	-	1,254,647	514,329	-	-	-	2,271,737
Brad McConn(3) Former CFO	2023	400,462	-	213,540	167,274	-	-	-	781,276
	2022	219,596	-	148,678	64,440	-	-	-	432,714
	2021	91,559	-	140,435	24,570	-	-	-	256,564
Dr. Ilse Roodink Chief Scientific Officer	2023	298,419	-	142,360	78,297	-	-	-	519,076
	2022	186,426	-	247,796	79,936	-	-	-	514,158
	2021	98,405	-	175,543	7,180	-	-	-	281,128
Dr. Barry Duplantis VP of Client Relations	2023	287,879	-	177,950	155,106	-	-	-	620,935
	2022	180,330	-	123,898	82,872	-	-	-	387,100
	2021	95,000	-	-	-	-	-	-	95,000
Kari Graber VP of Commercial Services	2023	262,395	-	177,950	76,312	-	-	-	516,657
	2022	223,860	-	-	53,623	-	-	-	277,483
	2021	198,689	-	59,745	52,923	-	-	-	311,357
Lisa Helbling(4) Former CFO	2023	131,163	-	-	-	-	-	-	131,163
	2022	422,136	-	37,926	215,840	-	-	-	675,902
	2021	352,170	-	179,235	181,182	-	-	-	712,587

Notes:

(1) Non-equity incentive plan compensation includes bonuses earned during the financial year and payable as of the year-end date. Cash payments are made upon approval by the Board in the fiscal quarter following year-end.

(2) Dr. Bath received no compensation in her capacity as director of the Company.

(3) Brad McConn was acting as CFO until September 29, 2023. Kristin Taylor was appointed as interim CFO on September 19, 2023. Her compensation information will be provided for the following financial year (FY2024).

(4) Lisa Helbling was acting as CFO of the Company until August 5, 2022. She was appointed as director of the Company on December 13, 2022. Compensation for her services as a director is reflected in the Director Compensation Table.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options on their grant date. The Company applies this methodology to value the stock options as accurately as possible using observable market inputs. The assumptions used in the model and the resulting fair value for each issuance is shown below:

Optionee	Year	Fair value of option ($)	Number of options awarded	Fair value of award ($)	Black-Scholes model inputs
					Common share price on grant date ($)	Exercise price ($)	Expected life (years)	Risk-free rate
Dr. Jennifer L. Bath	2023	3.559	300,452	1,069,310	4.100(1)	4.100(1)	5.00	3.57%
	2022	4.956	120,000	594,711	7.940	7.940	5.00	1.42%
	2021	5.975	210,000	1,254,647	8.150	8.500	5.00	0.31%
Brad McConn(2)	2023	3.559	60,000	213,540	4.100(1)	4.100(1)	5.00	3.57%
	2022	4.956	30,000	148,678	7.940	7.940	5.00	1.42%
	2021	11.703	12,000	140,435	20.300	20.300	5.00	0.34%
Dr. Barry Duplantis	2023	3.559	50,000	177,950	4.100(1)	4.100(1)	5.00	3.57%
	2022	4.956	25,000	123,898	7.940	7.940	5.00	1.42%
Dr. Ilse Roodink	2023	3.559	40,000	142,360	4.100(1)	4.100(1)	5.00	3.57%
	2022	4.956	50,000	247,796	7.940	7.940	5.00	1.42%
	2021	11.703	15,000	175,543	20.300	20.300	5.00	0.34%
Kari Graber	2023	3.559	50,000	177,950	4.100(1)	4.100(1)	5.00	3.57%
	2022	-	-	-	-	-	-	-
	2021	5.975	10,000	59,745	8.150	8.500	5.00	0.31%
Lisa Helbling	2022	2.528	15,000	37,926	8.300	8.300	1.00	1.43%
	2021	5.975	30,000	179,235	8.150	8.500	5.00	0.31%

Notes:

(1) Price in USD.

(2) Brad McConn resigned effective September 29, 2023.

Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each NEO as of April 30, 2023.

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Jennifer L. Bath	12/31/18	70,000	5.000	12/31/23	-	-	-	-
	09/01/20	210,000	8.500	09/01/25	-	-	-	-
	01/07/22	120,000	7.940	01/07/27	-	-	-	-
	02/19/23	300,452	4.100(1)	02/19/28	-	-	-	-
Brad McConn	01/06/21	12,000	20.300	01/06/26	-	-	-	-
	01/07/22	30,000	7.940	01/07/27	-	-	-	-
	02/19/23	60,000	4.100(1)	02/19/28	-	-	-	-
Dr. Ilse Roodink	01/06/21	15,000	20.300	01/06/26	-	-	-	-
	01/07/22	50,000	7.940	01/07/27	-	-	-	-
	02/19/23	40,000	4.100(1)	02/19/28	-	-	-	-
Dr. Barry Duplantis	01/07/22	25,000	7.940	01/07/27	-	-	-	-
	02/19/23	50,000	4.100(1)	02/19/28	-	-	-	-
Kari Graber	11/07/18	20,000	4.100	11/7/23	-	-	-	-
	09/01/20	10,000	8.500	09/01/25	-	-	-	-
	02/19/23	50,000	4.100(1)	02/19/28	-	-	-	-

Notes:

(1) Price in USD.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended April 30, 2023:

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Dr. Jennifer L. Bath	-	-	678,031
Brad McConn	-	-	167,274
Dr. Ilse Roodink	-	-	78,297
Dr. Barry Duplantis	-	-	155,106
Kari Graber	-	-	64,440

Director Compensation Table

The following table provides a summary of compensation paid by the Company to each director of the Company for the financial year ended April 30, 2023. Cash payments are made in U.S. dollars, translated using the USD/CAD average daily exchange rate on April 30, 2023.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. James Kuo	115,413	-	25,856	-	-	-	141,269
Gregory S. Smith	75,729	-	25,856	-	-	-	101,585
Dr. Robert D. Burke	67,827	-	25,856	-	-	-	93,683
Lisa Helbling(2)	17,821	-	25,856	-	-	-	43,677
Dr. Anna K. Pettersson(3)	52,615	-	-	-	-	-	52,615

Notes:

(1) The compensation of Dr. Jennifer L. Bath, a director and the CEO and President of the Company, is set out in the summary compensation table above. Dr. Bath did not receive any compensation for her role as a director of the Company.

(2) Lisa Helbling was appointed as director of the Company on December 13, 2022.

(3) Dr. Anna K. Pettersson did not seek re-election at the December 13, 2022, annual general meeting.

Directors of the Company are paid a base annual retainer of USD40,000 along with additional compensation for various positions, detailed below:

Position	Additional Annual Compensation (USD)
Chair/Lead Independent Director	30,000
Chair of Audit and Risk Committee	15,000
Member of Audit and Risk Committee	7,500
Chair of Remuneration and Nomination Committee	10,000
Member of Remuneration and Nomination Committee	5,000

Annual compensation is provided for the year beginning at the Annual General Meeting of Shareholders, and payments are made quarterly in arrears. Fees earned in the Director Compensation Table reflect cash compensation during the fiscal year ended April 30, 2023.

Annual equity compensation is set at 0.29% of total shares outstanding as of the most recent Annual General Meeting of Shareholders. Option-based awards shown in the table above reflect an award of 7,265 options to each Director during the fiscal year ended April 30, 2023.

Director Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each director as of April 30, 2023.

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out of distributed ($)
Dr. James Kuo	12/31/18	30,000	5.000	12/20/21	-	-	-	-
	01/06/21	5,000	20.300	12/31/23	-	-	-	-
	01/02/22	5,650	6.890	01/06/26	-	-	-	-
	02/19/23	7,265	4.100(1)	02/19/27	-
Gregory S. Smith	12/31/18	40,000	5.000	12/31/23	-	-	-	-
	01/06/21	5,000	20.300	01/06/26	-	-	-	-
	01/02/22	5,650	6.890	01/02/26	-	-	-	-
	02/19/23	7,265	4.100(1)	02/19/27	-	-	-	-

Name	Option-based awards					Share-based awards
	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out of distributed ($)
Dr. Robert D. Burke	12/31/18	40,000	5.000	12/31/23	-	-	-	-
	01/06/21	5,000	20.300	01/06/26	-	-	-	-
	01/02/22	5,650	6.890	01/02/26	-	-	-	-
	02/19/23	7,265	4.100(1)	02/19/27	-	-	-	-
Lisa Helbling	01/11/19	60,000	5.000	01/11/24	-	-	-	-
	09/01/20	30,000	8.500	09/01/25	-	-	-	-
	01/13/22	15,000	8.300	01/13/27	-	-	-	-
	02/19/23	7,265	4.100(1)	02/19/27	-	-	-	-

Note:

(1) Price in USD.

Employment, Consulting and Management Agreements

Except as outlined below, the Company has not entered into a written management contract with any of its directors or officers.

Dr. Jennifer L. Bath entered into an executive employment agreement with the Company on February 7, 2018, pursuant to which Dr. Bath is paid USD350,000 per annum for providing services as CEO of the Company. The Company will pay Dr. Bath a guaranteed annual bonus of USD150,000 and a USD200,000 annual bonus payable upon achievement of performance targets mutually agreed to with the Board. In the event of termination without cause, Dr. Bath will be entitled to the equivalent of 12 months' salary. During 2021, the Board approved an adjustment to Dr. Bath's base salary to USD425,000 per annum and annual bonus to 100% of base salary with USD150,000 guaranteed. During 2022, the Board approved an adjustment to Dr. Bath's base salary to USD490,000 per annum and annual bonus of 100% of base salary with USD200,000 guaranteed. During 2023, the Board approved an adjustment to Dr. Bath's base salary to USD535,080 per annum and annual bonus of 100% of base salary with USD200,000 guaranteed.

Dr. Ilse Roodink entered into an executive employment agreement with the Company on July 1, 2021, pursuant to which Dr. Roodink is paid €143,400 per annum for providing services as Chief Scientific Officer of the Company. The Company will pay Dr. Roodink an annual bonus payable upon achievement of targets mutually agreed to with the CEO. During 2022, the Board approved an adjustment to Dr. Roodink's base salary to €195,900 and an annual bonus of 40% of base salary. During 2023, the Board approved an adjustment to Dr. Roodink's base salary to €203,736 and an annual bonus of 40% of base salary.

Mr. Brad McConn entered into an executive employment agreement with the Company on August 6, 2022, pursuant to which Mr. McConn was paid USD290,000 for providing services as Chief Financial Officer of the Company. The Company will pay Mr. McConn a 40% annual bonus payable upon achievement of targets mutually agreed to with the CEO. During 2023, the Board approved an adjustment to Mr. McConn's salary to USD330,900 and an annual bonus of 40% of base salary. Mr. McConn resigned effective September 29, 2023.

Termination and Change of Control Benefits

Jennifer L. Bath

The Company has entered into a change of control agreement (the "Change of Control Agreement") with Dr. Jennifer L. Bath, which provides for payments in the event of a change of control of the Company. The term "Change of Control" is defined as meaning that a person or group of persons acting jointly or in concert acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation, or otherwise), directly or indirectly, in one transaction or in a series of related transactions, (a) Control of the Company (as defined below), or (b) all or substantially all of the assets of the Company. The term "Control" is defined as meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company through the ownership of more than 50% of the voting securities.

If certain circumstances occur within 18 months following a change of control, the Change of Control Agreement provides for payments to be made to Dr. Bath. These circumstances include: (a) the assignment to Dr. Bath of any duties which are materially inconsistent, in an adverse respect, with her position, authority, status, duties, or responsibilities prior to the Change of Control, other than the assignment of duties related to the transition to a person who gains control of the Company or who acquires all or substantially all of the assets of the Company pursuant to the Change of Control (a "Successor") that are reasonably commensurate with Dr. Bath's position; (b) the removal or elimination of one or more of Dr. Bath's duties, responsibilities, or functions that were material to her position, authority, status, duties or responsibilities prior to the Change of Control; (c) a reduction in Dr. Bath's base salary or annual bonus compensation opportunity; (d) a requirement that Dr. Bath relocate to or be based at a location which is 50 kilometres or more from the location where she was based immediately prior to the Change of Control; (e) the failure to continue Dr. Bath's participation in substantially all of the insured group benefit plans (or substantially equivalent successor plans, programs, or policies) as were in effect for Dr. Bath immediately prior to the Change of Control, including medical, dental, life, and other benefits plans, but excluding short and long term disability coverage and out of country medical coverage ("Benefit Plans"); and (f) any other change in the terms and conditions of Dr. Bath's employment that would constitute a constructive dismissal at common law (each such circumstance, a "Triggering Event").

In the event that Dr. Bath's employment with the Company is terminated: (a) by Dr. Bath within three months after a Triggering Event where just cause for the Company to terminate Dr. Bath's employment does not exist; or (b) by the Company within 12 months of a Change of Control where just cause does not exist and other than (i) in response to a resignation by Dr. Bath that is not a resignation set out in (a) above; and (ii) where a Successor offers to employ or engage Dr. Bath immediately following a Change of Control on terms and conditions that, on the whole, are at least as favourable to Dr. Bath as she enjoyed immediately prior to the Change of Control, excluding the terms of the Change of Control Agreement (either such termination, an "Involuntary Termination"), then the Change of Control Agreement entitles Dr. Bath to receive: (v) an amount equal to 24 months of her salary; (w) an amount equal to twice the amount of her guaranteed bonus; (x) an amount equal to twice the amount of the discretionary bonus paid to her for the last full bonus year; (y) her guaranteed bonus for the year in which the Involuntary Termination occurred, prorated based on the number of days worked in the year; and (z) a discretionary bonus for the year in which the Involuntary Termination occurred, calculated based on the discretionary bonus paid to her for the last full bonus year, pro-rated based on the number of days worked in the year.

In addition, if an Involuntary Termination occurs, Dr. Bath's rights and entitlements upon termination under any incentive plans will be determined by the terms and conditions of such incentive plans, and the Company will continue to provide Dr. Bath with coverage under Benefit Plans for a period of 24 months following such Involuntary Termination, subject to the terms of such Benefit Plans and the consent of the applicable carrier. For any portion of such 24 month period during which the Company is unable to continue to provide coverage under a Benefit Plan due to the applicable carrier's refusal or the terms of such Benefit Plan, the Company will pay to Dr. Bath compensation equal to the cost to the Company of the Benefit Plan coverage that is not maintained, provided that Dr. Bath does not become entitled to participate in substantially similar benefits through another benefits provider.

The following table sets forth an estimated aggregate amount that Dr. Bath would have been entitled to receive pursuant to the Change of Control Agreement (assuming the continuation of coverage under all applicable Benefits Plans) if an Involuntary Termination had occurred on April 30, 2023:

Change of control compensation based on salary, guaranteed bonus, and discretionary bonus ($)	Entitlements under incentive plans	Total ($)
2,722,090	-	2,722,090

Except as disclosed in this Information Circular, no other NEO is entitled to any other benefits upon termination of their employment or a change of control of the Company.

Oversight and Description of Director and NEO Compensation

The Company's executive compensation program is administered by the Remuneration and Nomination Committee. The Remuneration and Nomination Committee's responsibilities include reviewing and making recommendations to the Board with respect to the adequacy and form of compensation to all executive officers and directors of the Company, making recommendations to the Board in respect of granting of stock options to management, directors, officers and other employees and consultants of the Company, and monitoring the performance of the Company's executive officers.

During the financial year ended on April 30, 2023, the Remuneration and Nomination Committee consisted of Gregory S. Smith. Mr. Smith resigned as a director of the Company in early September 2023 concurrently with the appointment of three new board members. The resignation of Mr. Smith created a vacancy on the Remuneration and Nomination Committee. In early October, the Company filled the vacancy created by the resignation of Mr. Smith on the Remuneration and Nomination Committee with the appointment of Chris Buyse, Barry A. Springer and Dirk Witters; the new members of the Remuneration and Nomination Committee. The directors appointed the independent members, within the meaning of section 1.4 of National Instrument 52-110 - Audit Committees ("NI 52-110"), whom individually and collectively possess the requisite knowledge, skill and experience in governance and compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the committee's mandate.

Executive compensation awarded to the NEOs consists of a combination of base salary, short-term cash incentives, and options granted under the stock option plan. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and non-cash elements of the Company's compensation program.

In setting compensation rates for NEOs, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company's compensation payable to the NEOs is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each NEO and varies with the amount of time spent by each NEO in carrying out his or her functions on behalf of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Option Plan. In granting stock options, the Board reviews the total of stock options available under the Option Plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. The stock option grants may contain vesting provisions in accordance with the Company's Option Plan.

The Company is unaware of any significant events that have significantly affected compensation of its management team and directors. The Company did not make any changes to its compensation policies during or after the fiscal year ended April 30, 2023.

Directors, officers, and employees of the Company are not prohibited from the practice of selling "short" securities of the Company and the practice of buying or selling a "call" or "put" or any other derivative security or financial instrument in respect of any securities of the Company.

The Remuneration and Nomination Committee reviews, from time to time and at least once annually, the risks, if any, associated with the Company's compensation program at such time. As at the date hereof, the Remuneration and Nomination Committee has not identified any risks associated with the Company's compensation program that would be reasonably likely to have a material adverse effect on the Company. Under the compensation program, the Remuneration and Nomination Committee and the Board consider risks associated with executive compensation and does not believe that the Company's executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary and fixed or discretionary bonus, NEOs are compensated through the granting of options which is compensation that is both "at risk" and associated with long-term value creation. The value of such compensation is dependent upon shareholder return over the applicable vesting period, which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

Pension

The Company does not provide any pension benefits for directors or executive officers.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under the stock option plan of the Company, as of the end of the Company's most recently completed financial year ended April 30, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the security holders	1,884,428	$8.03	620,598
Equity compensation plans not approved by the security holders	Nil	N/A	Nil
Total	1,884,428	$8.03	620,598

APPOINTMENT OF AUDITOR

Auditor

Grant Thornton LLP are the auditors of the Company.  Grant Thornton LLP have been the Company's auditors since November 1, 2021.

At the Meeting, shareholders will be asked to pass an ordinary resolution to reappoint Grant Thornton LLP as auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board (the "Auditor Reappointment Resolution"). To be effective, the Auditor Reappointment Resolution must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that shareholders vote FOR the Auditor Reappointment Resolution. In the absence of instructions to the contrary, the proxies given pursuant to this solicitation will be voted FOR the Auditor Reappointment Resolution.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or any subsidiary, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the most recently completed financial year of the Company, nor were any of these individuals indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit, or similar arrangement or understanding provided by the Company, including under any securities purchase or other program.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company's last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recent financial year or in any proposed transaction which has materially affected or would materially affect the Company or any subsidiaries.

AUDIT AND RISK COMMITTEE

NI 52-110 requires the Company to disclose annually in its Annual Information Form ("AIF") certain information concerning the constitution of its audit committee and its relationship with its independent auditor. The Audit Committee disclosure required pursuant to NI 52-110 can be found at the section entitled "Audit Committee" of the Company's AIF dated July 10, 2023, with the full text of the Company's Audit and Risk Committee Charter included as Schedule "A" to such AIF, a copy of which is available on the Company's SEDAR+ profile at www.sedarplus.ca. A copy of the AIF will be provided free of charge to any securityholder of the Company upon request.

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. All members of the Audit and Risk Committee are "financially literate" as defined in NI 52-110. Below are the relevant education and experience regarding Chris Buyse and Dirk Witters.

Chris Buyse

Mr. Chris Buyse obtained a master's degree in applied economic sciences from the University of Antwerp, a master's degree in finance from the Brussels VLECHO, as well as a master's degree in management from Vlerick Business School. Mr. Buyse has experience as Chief Financial Officer, namely at Thrombogenics NV from August 2006 to June 2014, at Cropdesign NV from March 2006 to July 2006, and at Keyware Technologies NV from November 2000 to September 2000. Mr. Buyse also served on various audit committees and, since January 2017, Chairman of the Audit Committee of Inventiva SA, a dual-listed company on Euronext Paris and Nasdaq. Since December 2020, Mr. Buyse is member of the Audit Committee of Hyloris Pharmaceuticals SA, the securities of which are listed on Euronext Brussels.

Dirk Witters

Mr. Dirk Witters obtained a master's in business administration (MBA) from the University of Antwerp, a master's degree in corporate finance from the University of Antwerp, and certifications in asset and liability management, capital management, performance management and strategic change management from Vlerick Business School. Mr. Witters also spent over 20 years with KBC Group's Corporate and Investment Banking division where he gained experience in business development, strategy execution, advisory and corporate finance. From 2016 to 2019, he was Managing Director at KBC Securities and in charge of a group-wide coverage model for large family-owned corporates and family offices. He was a permanent member of the management committee and of KBC Group's central credit committee for transactions in the areas of leveraged finance, project finance and structured trade finance. From 2008 to 2015, he was CEO of KBC Bank France, guiding teams in large corporate banking and structured finance through a profound business transformation. Earlier in his career, Mr. Witters was responsible for KBC's debt capital markets origination and worked as senior banker covering global clients in chemicals and pharma.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201 - Corporate Governance Guidelines. These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices. The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company's approach to corporate governance is set out in Schedule "A" below.

SHAREHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

In accordance with the Business Corporations Act (British Columbia), a shareholder may be entitled to submit to the Company notice of any matter that the shareholder proposes to raise at the next annual meeting of shareholders and the Company shall set out such proposal and the accompanying supporting statements, if any, in the information circular for the next annual meeting of Shareholders, provided such notice is given to the Company at least 3 months before the anniversary of the previous year's annual reference date, being by August 9, 2024.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information about the Company is provided in the Company's comparative annual financial statements to April 30, 2023, a copy of which, together with Management's Discussion and Analysis thereon, can be found on the Company's SEDAR+ profile at www.sedarplus.ca, and the Company will furnish, without charge, to any shareholder submitting a written request, a copy of any such document. Such written requests should be directed to the attention of ImmunoPrecise Antibodies Ltd., Unit 3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 16th day of October 2023.

ON BEHALF OF THE BOARD OF

IMMUNOPRECISE ANTIBODIES LTD.

"Jennifer L. Bath"

Jennifer L. Bath

President and Chief Executive Officer

SCHEDULE "A"

IMMUNOPRECISE ANTIBODIES LTD.
(the "Company")

CORPORATE GOVERNANCE DISCLOSURE

(Implemented pursuant to Form 58-101F1 - Corporate Governance Disclosure)

1) BOARD OF DIRECTORS

a) Disclose the identity of directors who are independent.

Five of the current directors are independent within the meaning of section 1.4 of NI 52-110, namely Dr. James Kuo, Dr. Robert D. Burke, Chris Buyse, Barry A. Springer and Dirk Witters.

Should the proposed nominees be elected at the Meeting, four of the directors will be considered independent, namely Chris Buyse, Mitch Levine, Barry A. Springer and Dirk Witters.

b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Dr. Jennifer L. Bath, the President and Chief Executive Officer of the Company, is not independent as she is currently an executive officer of the Company.

c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors ("Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently composed of a majority of independent directors, being five out of seven directors. Management is proposing five candidates for election as directors at the Meeting, the majority of which, being four out of five directors, will be independent.

d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer

Chris Buyse	Inventiva SA (EPA and NASDAQ: IVA)

Hyloris Pharmaceuticals SA (EBR: HYL)

e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

The independent directors meet on an as-needed basis, without members of management present. The Company also holds regular board meetings as required at which the opinion of the independent directors is sought. Independent directors also communicate with each other on an informal basis throughout the year.

f) Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

- A2 -

Dr. James Kuo, the Chairman of the Company, is an independent director. As Chairman, Dr. James Kuo is responsible for the following: serving as a principal liaison between the independent directors and senior management; reviewing Board agendas and giving input to management in advance of Board meetings; presiding over Board meetings; and presiding over meetings of the independent directors and communicating the results of these meetings to management, when appropriate.

g) Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

The following table sets forth the attendance record of each director at Board meetings, Audit Committee meetings, Compensation Committee meetings, Corporate Governance and Nominating Committee meetings and Special Committee meetings, as appliable, held between May 1, 2022, and the date of this Circular.

Board Director	Board Meeting	Audit Committee Meeting	Compensation Committee Meeting	Corporate Governance and Nominating Committee Meeting	Special Committee Meeting
Dr. Jennifer L. Bath	20/21	-	-	-	-
Dr. Robert D. Burke	20/21	4/4	-	-	-
Chris Buyse(1)	1/2	-	-	-	-
Lisa Helbling(2)	15/17	-	-	-	-
Dr. James Kuo	21/21	4/4	-	-	-
Dr. Anna K. Pettersson(3)	1/3	-	-	-	-
Gregory S. Smith(4)	17/19	3/3	-	-	-
Barry A. Springer(1)	2/2	-	-	-	-
Dirk Witters(1)	2/2	-	-	-	-

Notes:

(1) Chris Buyse, Dirk Witters and Barry A. Springer were appointed to the Board effective September 5, 2023.

(2) Lisa Helbling was appointed to the Board effective December 13, 2022.

(3) Dr. Anna K. Pettersson did not seek re-election at the December 13, 2022, annual general meeting.

(4) Gregory S. Smith resigned from the Board effective August 31, 2023.

2) BOARD MANDATE

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board does not have a written mandate. As prescribed by the Business Corporations Act (British Columbia), the role of the Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its Audit and Risk Committee.

- A3 -

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for the business of the Company and approve corporate strategies and goals. The day-to-day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer and President.  The Board gives direction and guidance through the Chief Executive Officer to management and keeps management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit and Risk Committee and the Audit and Risk Committee chairperson. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the Chief Executive Officer, Chief Financial Officer and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of the Chief Executive Officer and the President, appoints the senior officers of the Company and approves the senior management structure of the Company.

3) POSITION DESCRIPTIONS

a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chairman of the Board or the chair of each Board committee. The responsibilities of the chair of each Board committee are set out in the applicable committee charter, and the responsibilities of the Chairman of the Board are as set out in section 1(f) above. The mandates of each committee chair provide that each chair's responsibility is to manage efficiently his or her respective committee. Each committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

b) Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has developed a written position description for the President and Chief Executive Officer.

4) ORIENTATION AND CONTINUING EDUCATION

a) Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees, and its directors, and (ii) the nature and operation of the issuer's business.

Prospective new Board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company's affairs and plans prior to obtaining their consent to act as a director.

b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

The Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

- A4 -

5) ETHICAL BUSINESS CONDUCT

a) Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

i) Disclose how a person or company may obtain a copy of the code.

The Company has adopted a Code of Ethics and Business Conduct (the "Code") applicable to all directors, officers, and employees, which is available on the Company's website at www.ipatherapeutics.com.

ii) Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.

A copy of the Code was sent to each director, officer, and employee when it was initially adopted and is provided to each new director, officer, and employee when hired. All such persons are required to complete an annual acknowledgement confirming that they have received and reviewed a copy of the Code and agree to comply with the policies and procedures set out in the Code. The Code also sets out the reporting requirements imposed on all directors, officers and employees.

iii) Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

N/A.

b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Company who has a material interest in any transaction to which the Company is a party, other than ordinary course employment agreements. Directors and executive officers are required to disclose to the Board the nature and extent of any interest in any material contract or material transaction, whether made or proposed, if the director or executive officer is a party to the contract or transaction, is a director or executive officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.  Any director having such an interest must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company.

If the director abstains from voting after disclosure of his or her interest, the other directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director having the material interest is not accountable to the Company for any profit realized from the contract or transaction.  Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction must be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Company's Code also requires all directors, officers, and employees to, among other things, act with integrity and observe the highest ethical standards of business conduct.

- A5 -

6) NOMINATION OF DIRECTORS

a) Describe the process by which the Board identifies new candidates for Board nomination.

The Board identifies new candidates for Board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and timing.  Prospective directors are not approached until consensus is reached.  This process takes place through the Remuneration and Nomination Committee.

b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The members of the Remuneration and Nomination Committee are Chris Buyse, Barry A. Springer and Dirk Witters, all of whom are independent directors.

c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The responsibilities, powers and operation of the Remuneration and Nomination Committee are set out in its charter. The Remuneration and Nomination Committee is responsible for: (i) overseeing the Company's corporate governance policies and practices; (ii) developing criteria for selection of directors; (iii) recommending to the Board nominees to fill vacancies on the Board; and (iv) making recommendations to the Board regarding the composition and mandates of Board committees. The Remuneration and Nomination Committee's powers include: (i) approving the annual disclosure of the Company's corporate governance practices; (ii) approving any significant amendments to the Company's corporate disclosure policy; and (iii) reviewing the boards and board committees of other public companies or competitors on which directors of the Company sit to ensure that such service is consistent with the Company's conflict of interest standards. The members of the Remuneration and Nomination Committee are appointed by the Board annually and must consist of at least two directors, a majority of whom must be independent.

7) COMPENSATION

a) Describe the process by which the Board determines the compensation for the issuer's directors and officers.

The Company's executive compensation program is administered by the Remuneration and Nomination Committee. In setting compensation rates for named executive officers, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company's compensation payable to the named executive officers is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each named executive officer and varies with the amount of time spent by each named executive officer in carrying out his or her functions on behalf of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Stock Option Plan. In granting stock options, the Board reviews the total of stock options available under the Stock Option Plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. The stock option grants may contain vesting provisions in accordance to the Company's Stock Option Plan. Due to the Company being a junior pharmaceutical & life sciences issuer and having limited financial resources, compensation is not tied to performance criteria or goals.

The Company's director compensation program is also administered by the Remuneration and Nomination Committee. See disclosure provided under the heading "Oversight and Description of Director and NEO Compensation" of the Information Circular.

- A6 -

b) Disclose whether or not the Board has a Remuneration and Nomination Committee composed entirely of independent directors. If the Board does not have a Remuneration and Nomination Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Remuneration and Nomination Committee is composed entirely of independent directors and currently consists of Chris Buyse, Barry A. Springer and Dirk Witters.

c) If the Board has a Remuneration and Nomination Committee, describe the responsibilities, powers and operation of the Remuneration and Nomination Committee.

The responsibilities, powers and operation of the Remuneration and Nomination Committee are set out in its charter. The Remuneration and Nomination Committee is responsible for: (i) reviewing and recommending for approval by the Board the Company's agreements with executive officers, compensation policies and plans, and key human resources policies; (ii) reviewing and recommending to the Board the compensation of directors of the Company; and (iii) reviewing and recommending for approval by the Board the executive compensation disclosure of the Company. The Remuneration and Nomination Committee's powers include evaluating annually the performance of the Company's Chief Executive Officer and recommending to the Board his or her annual compensation package and performance objectives. The members of the Remuneration and Nomination Committee are appointed by the Board and must all be independent directors. The Remuneration and Nomination Committee must meet at least twice annually.

8) OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

N/A.

9) ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

10) DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its Board or other mechanism of Board renewal and, if so, include a description of those director term limits or other mechanism of Board renewal. If the issuer has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors because (i) the risk profile of the Company makes it more difficult for the Company to attract and to retain highly qualified Board members than other companies and (ii) the nature of the Company's business is highly technical, meaning that knowledge of the Company's product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Company seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

- A7 -

11) POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company has not adopted a written policy relating to the identification and nomination of women directors. Though the Board recognizes the importance of a reasonable degree of gender balance, at the present stage of the Company's existence and development, it is imperative that the directors of the Company be the best candidates available, irrespective of gender.

b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

i) a short summary of its objectives and key provisions,

N/A.

ii) the measures taken to ensure that the policy has been effectively implemented,

N/A.

iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

N/A.

iv) whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

N/A.

12) CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer's reasons for not doing so.

The Board and the Remuneration and Nomination Committee do consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. However, the priority of the Board and the Remuneration and Nomination Committee at the present stage of the Company's existence and development is to seek out the best candidates available, irrespective of gender. Should the proposed nominees be elected at the Meeting, the Board shall be comprised of one woman, representing 20% of the Company's Board.

13)  CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Board does consider the level of representation of women in executive officer positions when making executive officer appointments. However, the priority of the Board at the present stage of the Company's existence and development is to seek out the best candidates available, irrespective of gender. Three women currently serve as executive officers of the Company, representing 100% of the Company's executive officers.

- A8 -

14) ISSUER'S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's Board or in executive officer positions of the issuer by a specific date.

b) Disclose whether the issuer has adopted a target regarding women on the issuer's Board. If the issuer has not adopted a target, disclose why it has not done so.

The Company has not adopted a target regarding women on the Company's Board, as the Company's priority at its present stage of existence and development is to seek out the best candidates available, irrespective of gender.

c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Company has not adopted a target regarding women in executive officer positions, as the Company's priority at its present stage of existence and development is to seek out the best candidates available, irrespective of gender. However, three women currently serve as executive officers of the Company, representing 100% of the Company's executive officers.

d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

i) the target, and

N/A.

ii) the annual and cumulative progress of the issuer in achieving the target.

N/A.

15) NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

a) Disclose the number and proportion (in percentage terms) of directors on the issuer's Board who are women.

Of the Company's current directors, 2/7 are women (representing approximately 29% of the number of directors of the Company). Should the proposed nominees be elected at the Meeting, 1/5 will be women (representing 20% of the number of directors of the Company).

b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Of the Company's current executive officers, 3/3 (representing 100%) are women.